                            UNITED STATES OF AMERICA
                                  before the
                      SECURITIES AND EXCHANGE COMMISSION
______________________________________________
                                              :
            In the Matter of                  :
                                              :
  AMERICAN ELECTRIC POWER COMPANY, INC.       :      CERTIFICATE
          Columbus, Ohio  43215               :           OF
                                              :     NOTIFICATION
                (70-5943)                     :
                                              :
 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935   :
______________________________________________:

      THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto
(HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19,
1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981;
HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated August 13, 1996) during the period from January 1, 1999, through March 31, 1999, the Company issued a total of 342,216 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $14,568,700.10, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of -0- shares of the Company's Common Stock, at a total purchase price of $-0-. These transactions are set forth in more detail in the attached
Schedule I, incorporated herein by reference.

                                AMERICAN ELECTRIC POWER COMPANY, INC.

                                By:       /s/ Henry W. Fayne
                                            Vice President
Dated:  April 22, 1999

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                                  SCHEDULE I
                                      to
                    CERTIFICATE OF NOTIFICATION (#70-5943)
                                      of
                     AMERICAN ELECTRIC POWER COMPANY, INC.
                   For the Period January 1 - March 31, 1999


TRANSACTIONS THIS PERIOD:

                           - Original Issue Shares -

                          Shares           Price                   Total
  Period                  Issued         Per Share            Purchase Price

01/05/99                    2,075          $47.019              $   97,564.43
01/12/99                    2,476           47.463                 117,518.39
01/19/99                    3,461           47.050                 162,840.05
01/26/99                   11,384           45.863                 522,104.39
02/02/99                    4,222           43.988                 185,717.34
02/09/99                    4,281           42.669                 182,665.99
02/16/99                    2,859           41.844                 119,632.00
02/23/99                    7,132           42.506                 303,152.79
03/02/99                    4,342           41.713                 181,117.85
03/09/99                    5,085           42.438                 215,797.23
03/10/99                  285,059           42.356              12,073,959.00
03/16/99                    3,157           41.438                 130,819.77
03/23/99                    2,957           41.469                 122,623.83
03/30/99                    3,726           41.113                 153,187.04

   Total O/I Purch.       342,216                              $14,568,700.10

                           - Open Market Purchases -

                         Shares         Average Price              Total
  Date                  Purchased         Per Share           Purchase Price

Total O/M Purch.           -0-                                $   -0-


                        - Total Activity This Period -

                         Shares                                    Total
                        Purchased                             Purchase Price

O/I Shares                342,216                              $14,568,700.10
O/M Purchases               -0-                                      -0-
   Total Activity         342,216                              $14,568,700.10

SCHEDULE I to CERTIFICATE OF                                            PAGE 2
NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period January 1 - March 31, 1999



CUMULATIVE SUMMARY OF TRANSACTIONS:

                           - Original Issue Shares -

                                           Shares                  Total
                                           Issued             Purchase Price

Totals from last report                  46,623,180           $962,465,644.11
Transactions this period                    342,216             14,568,700.10
   Total Original Issue Shares           46,965,396           $977,034,344.21


                           - Open Market Purchases -

                                           Shares                  Total
                                          Purchased           Purchase Price

Totals from last report                  19,933,897           $604,795,081.99
Transactions this period                    -0-                     -0-
   Total Open Market Purchases           19,933,897           $604,795,081.99